

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2022

Harith Rajagopalan, M.D., Ph.D.
Chief Executive Officer
Fractyl Health, Inc.
17 Hartwell Avenue
Lexington, MA 02421

   Re: Fractyl Health, Inc.
     Amendment No. 2 to Draft Registration Statement on Form S-1
     Submitted January 12, 2022
     CIK 0001572616

Dear Dr. Rajagopalan:

  We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary
Our Solution: Revita, page 2

1. We note your response to prior comment 1 and revised disclosure, including your discussion of the results of the follow-up studies of the PP populations in your Revita-1 feasibility and INSPIRE pilot studies. Please revise here and throughout the prospectus, as appropriate, to disclose (i) the number of patients who participated in the follow-up studies and (ii) whether the findings of improvements in glucose control through 24 months in the Revita-1 follow-up and reduced need for insulin through 18 months in the INSPIRE follow-up were statistically significant.

You may contact Michael Fay at 202-551-3812 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Nathan Ajiashvili